UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Roberta Wieman 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256603 101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS David H. Murdock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 51,988,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,988,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,988,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 256603 101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

CUSIP No. 256603 101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,784,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,784,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,784,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based upon 88,946,386 shares of Common Stock outstanding as of June 30, 2012.

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended. This Amendment, and the Original Schedule 13D, relate to the shares of Common Stock, par value $0.001 per share (“Common Stock”) of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 4. Purpose of Transaction

The response to Item 4 of the Original Schedule 13D, as previously amended, is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes. Mr. Murdock has held a controlling interest in the Issuer (or its predecessor) since 1985. From March 28, 2003, the date of the Issuer’s going private transaction, until immediately prior to the consummation of the initial public offering of the Common Stock completed on October 28, 2009 (the “IPO”), Mr. Murdock beneficially owned all issued and outstanding shares of Common Stock directly or through wholly-owned companies. Immediately prior to the IPO, DHM and Mr. Murdock accomplished certain restructuring transactions which did not affect the percentage of Common Stock beneficially owned by the Reporting Persons. Currently, Mr. Murdock, as Trustee of the David H. Murdock Living Trust, directly owns 40,203,886 shares of Common Stock and Holdings directly owns 11,784,914 shares of Common Stock. Holdings is wholly-owned by Castle & Cooke Investments, Inc., a Delaware corporation, which is wholly-owned by Mr. Murdock.

Concurrent with the IPO, a newly formed trust not affiliated with the Issuer, the 2009 Dole Food Automatic Common Exchange Security Trust (the “2009 Trust”), sold 24,000,000 of its $0.875 automatic common exchange securities (the “Securities”). The Securities are exchangeable, at Mr. Murdock’s option, for shares of Common Stock or the cash equivalent value of such shares of Common Stock, on November 1, 2012 (the “Exchange Date”).

In connection with the establishment of the 2009 Trust, (i) Mr. Murdock entered into a Forward Purchase Agreement with the 2009 Trust pursuant to which Mr. Murdock agreed to deliver to the 2009 Trust on the Exchange Date a number of shares of Common Stock equal to the product of the exchange rate times the 24,000,000 Securities offered in the Trust Offering, and (ii) Mr. Murdock entered into a Collateral Agreement with U.S. Bank, National Association, as Collateral Agent and the 2009 Trust, pursuant to which Mr. Murdock agreed to grant a security interest in the number of shares of Common Stock initially deliverable under the Forward Purchase Agreement. Pursuant to the Collateral Agreement, Mr. Murdock has the right to vote these shares of Common Stock for so long as such shares are beneficially owned by him and pledged under the Collateral Agreement, unless an event of default occurs under the Forward Purchase Agreement or the Collateral Agreement. Mr. Murdock has acquired 2,250,000 of the Securities and may acquire additional Securities depending on the availability and price of the Securities. If the Securities are exchanged for Common Stock on the Exchange Date, Mr. Murdock will retain the shares for which the Securities he holds are exchanged.

As previously reported, Mr. Murdock has pledged 27,710,000 shares of Common Stock as part of the collateral securing Mr. Murdock’s obligations under a credit facility, which Mr. Murdock uses to support various business activities.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and continue to believe the Issuer’s common stock is undervalued at current market prices. As a result, the Reporting Persons have purchased certain additional shares and may acquire additional shares of the Issuer’s common stock from time to time for investment purposes, on the open market or through private purchases from other stockholders, at prices the Reporting Persons consider reasonable and under appropriate conditions. In addition, as previously reported, the Reporting Persons may also decide to make changes to their investment in the Issuer based upon estate planning or tax considerations. Mr. Murdock, as a member of the Issuer’s Board of Directors and its Chairman, expects to continue to be involved in the Issuer’s policies and activities.

Except as set forth herein, the Reporting Persons presently do not have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

(f) Any other material change in the Issuer’s business or corporate structure.

(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

The Reporting Persons are aware that the Issuer has publicly disclosed an ongoing strategic business review. If the Issuer’s directors determine as part of this review to make any changes which relate to or would result in any of the matters described in subsections (a) through (g) above, the Reporting Persons expect to review and adopt a position with respect to such matters.

Item 5. Interest in Securities of the Issuer

The Response to Item 5 of the original Schedule 13D, as previously amended, is hereby amended to add the following:

(a) and (b)

Interests of Reporting Persons and Others:

Mr. Murdock: As of the date of this amendment, Mr. Murdock has beneficial ownership of an aggregate of 51,988,800 shares of Common Stock, or 58.4% of the Common Stock. Of these 51,988,800 shares of Common Stock, Mr. Murdock has (a) sole voting and sole dispositive power with respect to 51,988,800 shares of Common Stock and shares voting rights with respect to 0 shares of Common Stock. Of these 51,988,800 shares of Common Stock, (a) 40,203,886 are owned directly by Mr. Murdock, as Trustee of the David H. Murdock Living Trust and (b) 11,784,914 are owned directly by Holdings. Mr. Murdock has beneficial ownership of the shares owned directly by Holdings.

(c) The transactions in the Common Stock listed below were effected by the Reporting Persons, all as purchases in the open market on the New York Stock Exchange, in the 60 days prior to the date of this amendment:

July 24, 2012

Number of Shares	Price Per Share
6,296	$9.71
300	$9.71
22,400	$9.71
200	$9.70
200	$9.70
835	$9.70
500	$9.70
1,600	$9.69
600	$9.69
100	$9.69
300	$9.69
21,775	$9.69
1,400	$9.68
1,281	$9.68
10,650	$9.68
200	$9.67
500	$9.67
300	$9.67
200	$9.67
100	$9.67
300	$9.67
8,100	$9.67
100	$9.66
300	$9.66
2,000	$9.66
100	$9.65
694	$9.65
100	$9.64
700	$9.63
500	$9.63
500	$9.62
1,270	$9.61
900	$9.61

100	$9.61
100	$9.61
200	$9.61
12,800	$9.61
400	$9.60
4,089	$9.60
1,580	$9.59
200	$9.58
630	$9.57
100	$9.56
300	$9.55

July 25, 2012

Number of Shares	Price Per Share
1,100	$10.67
100	$10.66
500	$10.64
300	$10.63
1,100	$10.58
100	$10.58
10,000	$10.57
100	$10.56
2,400	$10.55
700	$10.54
1,800	$10.53
2,100	$10.52
5,988	$10.51
18,393	$10.50
5,012	$10.49
15,090	$10.48
14,685	$10.47
13,238	$10.46
20,844	$10.45
5,190	$10.44
9,870	$10.43
2,755	$10.42
2,096	$10.41
4,003	$10.40
6,210	$10.39
2,451	$10.38
1,100	$10.37
2,387	$10.36
3,200	$10.35
2,500	$10.34
1,671	$10.33
3,503	$10.32
1,400	$10.31

1,200	$10.30
2,600	$10.29
1,400	$10.28
1,014	$10.27
1,300	$10.26
2,550	$10.25
100	$10.24
700	$10.20
100	$10.15
150	$10.14

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2012

By:	/s/ David H. Murdock
Name:	David H. Murdock
individually and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President